October 30, 2024

Mark D. Walker
Chairman and Chief Executive Officer
Direct Digital Holdings, Inc.
1177 West Loop South, Suite 1310
Houston, TX 77027

       Re: Direct Digital Holdings, Inc.
           Registration Statement on Form S-1
           Filed October 22, 2024
           File No. 333-282762
Dear Mark D. Walker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Rakesh Gopalan